03032712

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSING
OCT 20 2003
187
D.C.
SECTION

October 13, 2003

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Manager

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Enclosure

10/22

82-34698

Interim Report January – September 2003

Investor's net asset value on September 30, 2003 amounted to SEK 75,567 m. (SEK 99 per share), compared with SEK 62,869 m. (SEK 82 per share) on December 31, 2002, an increase of 20 percent.

The value of Investor's total assets was SEK 95,320 m. on September 30, 2003, as against SEK 79,227 m. at year-end 2002. Net debt amounted to SEK 19,753 m. on September 30, 2003 (SEK 16,358 m. on December 31, 2002), corresponding to 21 percent of total assets (21).

The value of Investor's Core Holdings increased SEK 14,675 m. during the first nine months of the year. All core holdings contributed positively to the change in value, of which Ericsson, AstraZeneca and ABB accounted for the most substantial part: SEK 4,138 m., SEK 2,253 m. and SEK 2,228 m., respectively.

The value of New Investments decreased SEK 86 m. during the period. Investments totaled SEK 1,407 m. and shares were sold for SEK 1,715 m.

The total return on Investor shares was 33 percent in the first nine months of 2003, compared with -59 percent in the corresponding period of 2002. In the third quarter, the total return was 10 percent. The total return has been 52 percent in the past 12-month period.

Investor's key figures

	9/30 2003	12/31 2002	9/30 2002
Assets, SEK m.	95 320	79 227	75 658
Net debt, SEK m.	-19 753	-16 358	-18 744
Net asset value, SEK m.	75 567	62 869	56 914
Net asset value per share, SEK	99	82	74

Development during the period/quarter	January-September 2003	January-September 2002	July-September 2003	July-September 2002
Change in net asset value, SEK m.	12 698	-61 370	6 866	-29 725
Change in net asset value, percent	20	-52	10	-34
Change in net asset value per share, SEK	17	-80	9	-39
Income after tax, SEK m.	587	146	-24	-1 046
Income after tax per share, SEK	0.77	0.19	-0.03	-1.36
Total return, percent	33	-59	10	-44

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

Positive performance of holdings creates a stronger Investor

The third quarter produced a multifaceted picture of the global economy's development. There is still uncertainty about the strength and sustainability of economic recovery in North America and Europe. One complicating factor is the impact of the weaker U.S. dollar. The breakdown of the World Trade Organization talks in Cancun might have undesirable effects on the growth of global trade.

Core holdings have worked actively on adapting their operations to the economic downturn. The companies on the whole have been overcoming their specific challenges in a satisfactory way. In our judgment, the core holdings are generally well positioned when the economy strengthens in the future.

Investor, working closely with Hutchison Whampoa, is continuing to focus on building the telecom operator 3 and its activities in Scandinavia. In our judgment, after the launch of services in Sweden and the award of a license in Norway, a capital contribution of SEK 4-5 bn. in shareholders' equity from Investor still stands firm.

It is important to emphasize that Investor has a long-term belief in third-generation mobile telecommunications, which is reflected in a number of our investments. Ericsson, of course, is closely linked to the development of mobile broadband technology. We are positive about Ericsson's future and are encouraged by the restructuring program that is being carried out in the company.

New technologies are adopted step-by-step over a longer period of time, which was the case when both the first and second generations of mobile telephony were launched. We were mindful of this when the decision was also made to invest in 3's business. It is interesting to note that 3, during the limited time the company has been operating, had already signed up approximately 520,000 subscribers in a handful of countries by August. In Sweden, 3 announced in September that the number of subscribers had exceeded 10,000.

New Investments is another business area that is attracting much attention. EQT continued to perform well and has realized a number of investments in its portfolio, most recently the sale of TAC to Schneider Electric (France).

The success of venture capital investments depends on a liquid capital market and a balanced economic climate. In the third quarter, the venture capital environment continued to experience modest improvement.

Favorable stock market performance in the United States allowed for several more IPOs and supported an uptick in corporate acquisitions of venture-backed companies, which had been on a low level. Industrial investments are still limited, but many of our portfolio companies are currently reporting that demand is stabilizing.

The value of Investor Growth Capital's listed holdings has developed strongly. In the healthcare sector, it can be noted that ISTA Pharmaceuticals' and Kyphon's stock prices have both increased more than 100 percent on the Nasdaq exchange this year, following the release of positive news. Our listed holdings in the semiconductor industry have also performed well.

In the third quarter, Pyrosequencing, listed on the Stockholm Stock Exchange, acquired our portfolio company Personal Chemistry in an all-stock transaction. When the acquisition was announced, Pyrosequencing shares were also purchased on the market. After this transaction, Investor Growth Capital owns 12 percent of the merged company, which will be a strong provider of instruments, reagents and software for drug discovery and development. As announced earlier, Investor made a new investment in the technology area, acquiring 4.5 percent of Micronic in the third quarter. Micronic, based in Stockholm, is a world-leading manufacturer of high-end laser pattern generators.

We have continued to strengthen our liquidity and thus our financial flexibility, which is an advantage in times like these when financial markets are highly volatile. In order to take advantage of favorable market conditions, Investor issued a EUR 600 m. loan in the third quarter.

Investor's focus on what is best for portfolio companies has continued to be our lodestar in the turbulence that has characterized the global economy and stock exchange developments during the past three years. In our long-term ownership philosophy, we always put companies at the center and focus on their development; what is good for our companies, is good for Investor.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On September 30, 2003, Investor's net asset value amounted to SEK 75,567 m. (56,914)[1], corresponding to SEK 99 per share (74). At year-end 2002, Investor's net asset value amounted to SEK 62,869 m. or SEK 82 per share.

Investor's net asset value

	9/30 2003		12/31 2002	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	102	77 929	83	63 304
New Investments	16	12 472	16	12 860
Other Holdings	4	3 089	4	2 936
Other Operations	2	1 446	2	1 480
Other assets and liabilities	1	384	-2	-1 353
Total assets	**125**	**95 320**	**103**	**79 227**
Net debt	-26	-19 753	-21	-16 358
Total net asset value	**99**	**75 567**	**82**	**62 869**

Investor's net asset value changed by SEK 12,698 m. (-61,370) or by 20 percent in the first nine months of the year (-52). In the third quarter, the net asset value increased SEK 6,866 m. (-29,725) or 10 percent (-34).



Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
9/30 2003
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the nine-month period Core Holdings changed the net asset value by SEK 16,229 m. (-54,685), New Investments by SEK -207 m. (-1,271), Other Holdings by SEK 109 m. (-355) and Other Operations by SEK 55 m. (359). The corresponding figures for the third quarter were SEK 6,871 m. (-27,788), SEK 267 m. (-679), SEK -2 m. (-732) and SEK 3 m. (-28). The net asset value was reduced in the nine-month period by SEK -3,488 m. in groupwide items (-5,418), of which the dividend payment represented SEK -2,608 m. (-4,219).

See Appendix 1, page 13, for a detailed presentation of each business area's effect on the change in net asset value.

Investor shares

The total return[2] on Investor shares was 33 percent in the first nine months of the year (-59). The total return was 52 percent in the past 12-month period (-53). In the third quarter, the total return was 10 percent (-44).

The average total return on Investor shares has been 14 percent in the past 20-year period.



Average total return, percent
35
30
25
20
15
10
5
0
Reporting period
5 years
10 years
20 years
Average total return (share price performance including reinvested dividends) for Investor shares on September 30, 2003.
Source: SIX AB

The price of the Investor B-share was SEK 64.50 at the close of the period (52.00 at year-end 2002).

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on September 30, 2003



Healthcare (36%)
Technology (22%)
Engineering (22%)
Financial Services (14%)
Other (6%)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	32 411	13 202	19 409	12 907	-	**77 929**
New Investments, listed	980	613	20	-	-	**1 613**
New Investments, unlisted	1 382	5 940	1 004	14	2 519	**10 859**
Other	-	1 621	488	-	2 810	**4 919**
Total	**34 773**	**21 376**	**20 921**	**12 921**	**5 329**	**95 320**

Core Holdings

No investments were made in the Core Holdings portfolio during the first nine months of the year (SEK 3,610 m. in the corresponding period of 2002). Shares were divested for SEK 50 m. (0) and consisted of 7,785,616 Ericsson shares that were sold to the company's newly appointed CEO (see first quarter report).

Development of Core Holdings

SEK m.	1/1-9/30 2003	1/1-9/30 2002
Realized results	-41	-
Change in surplus value, etc.	14 716	-56 291
Change in value	**14 675**	**-56 291**
Dividends	1 662	1 715
Operating costs	-108	-109
Effect on net asset value	**16 229**	**-54 685**

On September 4, 2003, the merger was completed between OM and the Helsinki Stock Exchange (HEX). Investor's holding in the combined company, OMHEX, is 12 percent, compared with 17 percent in OM before the merger.

The value of Investor's core holdings changed by SEK 14,675 m. in the first nine months of the year (-56,291), of which SEK 6,723 m. in the third quarter (-27,948). Dividends from core holdings amounted to SEK 1,662 m. during the nine-month period (1,715).

All core holdings contributed positively to the change in value. Ericsson, AstraZeneca and ABB had the largest positive change in value, increasing by SEK 4,138 m., SEK 2,253 m. and SEK 2,228 m., respectively.



Change in value, Core Holdings
January 1, 2003 - September 30, 2003
Ericsson
4 138
AstraZeneca
2 253
ABB
2 228
Atlas Copco
1 793
SEB
1 676
Electrolux
632
OMHEX
508
Scania
473
WM-data
373
Gambro
309
Saab AB
292
0
1 000
2 000
3 000
4 000
5 000
6 000
SEK m.

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 9/30 2003	Market value SEK/share 9/30 2003	Market value SEK m. 9/30 2003	Share price perform-ance[2] 2003 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2002	Market value SEK m. 12/31 2002
Healthcare									
AstraZeneca	86 665 810	38	28 773	8	30	5	5	35	26 520
Gambro	68 638 225	5	3 638	8	4	20	26	4	3 329
		43	**32 411**		**34**			**39**	**29 849**
Technology									
Ericsson[4]	844 461 516	13	9 928	85	10	5	38	8	5 840
Saab AB	21 611 925	3	2 367	14	3	20	36	3	2 075
WM-data	70 302 500	1	907	70	1	19	32	1	534
		17	**13 202**		**14**			**12**	**8 449**
Engineering									
Atlas Copco	31 454 971	9	7 140	34	7	15	21	7	5 347
ABB[5]	120 067 731	7	5 463	70	6	10	10	4	3 235
Scania	18 170 073	5	3 493	16	4	9	15	4	3 020
Electrolux[6]	19 663 190	4	3 313	23	4	6	26	3	2 681
		25	**19 409**		**21**			**18**	**14 283**
Financial Services									
SEB	139 672 295	15	11 802	17	12	20	21	13	10 126
OMHEX	14 350 507	2	1 105	85	1	12	12	1	597
		17	**12 907**		**13**			**14**	**10 723**
Total		**102**	**77 929**		**82**			**83**	**63 304**

[1] Holdings, including any shares on loan.
[2] Most actively traded class of share.
[3] After full dilution.
[4] A-shares increased 49%.
[5] Market value includes holding in ABB's convertible bonds.
[6] Share of capital and votes adjusted for repurchases of own shares.

New Investments

A total of SEK 1,407 m. was invested in the first nine months of the year (3,455), of which SEK 301 m. was in the third quarter (1,608). Holdings were sold during the period for SEK 1,715 m. (1,663), of which SEK 440 m. was in the third quarter (84). Realized results of divestments in the nine-month period totaled SEK 221 m. (133).

Net write-downs amounted to SEK -168 m. during the period (-878), of which SEK +62 m. in the third quarter (-250). Net write-downs include write-downs of existing holdings during the period, reversed write-downs of holdings that were sold during the period (after which the change in value was transferred to realized results) and previously written down holdings, both listed and unlisted, whose performance motivated the reversal of a write-down.

The value of New Investments was impacted by exchange rate effects consisting mainly of translation differences amounting to SEK -424 m. (-329) (see "Other (currency, etc.)") in Appendix 1.

The value of New Investments changed by SEK -86 m. in the first nine months of the year (-1,121), of which SEK 316 m. in the third quarter (-630).

Development of New Investments

SEK m.	1/1-9/30 2003	1/1-9/30 2002
Realized results	221	133
Write-downs, net	-168	-878
Change in surplus value, etc.	-139	-376
Change in value	**-86**	**-1 121**
Dividends	97	64
Operating costs	-218	-214
Effect on net asset value	**-207**	**-1 271**

For more information: ni.investorab.com

New Investments – 10 largest listed holdings[1)]

	Sector	Ownership (%)	Share price performance 2003 (%)	Market value[2)] (SEK m.) 9/30 2003	Market value[2)] (SEK m.) 12/31 2002
Kyphon	H	11	128	460	241
ASM Pacific	T	3	75	236	229
ISTA	H	26	162	177	76
Intuitive Surgical	H	5	35	145	123
Axcan	H	4	16	139	273
Amkor	T	1	199	116	68
Lycos Europe	T	5	122	101	47
Micronic	T	5	92	86	-
Pyrosequencing	H	12	23	59	-
Perlos	T	1	-17	27	35
Other, listed		-		67	81
Total, listed		-		**1 613**	**1 173**
Unlisted		-		10 859	11 687
Total, New Investments				**12 472**	**12 860**

[1)] Purchases and sales were made in certain holdings during the year.
[2)] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.



Number of New Investments, by size
No.
80
70
60
50
40
30
20
10
0
1-10
11-50
51-100
101-500
501-
Market value, SEK m.



New Investments by development stage and venture capital funds
Mature stage (49%)
Expansion stage (25%)
Early stage (7%)
b-business partners (10%)
Holdings in other funds (9%)

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	Jan.-Sept. 2003	Total 1998–Sept. 2003
Realized results (incl. dividends)	709	2 399	3 004	524	297	**318**	**7 251**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	**-168**	**-6 202**
Operating costs	-210	-249	-325	-336	-302	**-218**	**-1 640**
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**-68**	**-591**
Change in surplus value, etc.	1 162	722	-955	-119	-625	**-139**	**46**
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**-207**	**-545**

***Investor Growth Capital** is wholly owned by Investor and focuses on direct investments in growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam. Investor Growth Capital has committed capital totaling USD 1.8 bn. Investments in European technology companies are concentrated within b-business partners.*

***EQT** takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO*) funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB. EQT's funds have total commitments of approximately SEK 30 bn., of which Investor's commitments total about SEK 8 bn.*

***Investor Capital Partners – Asia Fund** is a private equity fund focusing on buyout and growth capital opportunities in North Asia, excluding Japan. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited. Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitments total USD 200 m.*

*) *Leveraged buyout*

Other Holdings

The value of Investor's Other Holdings changed by SEK 70 m. in the first nine months of the year (-498), of which, SEK 0 m. in the third quarter (-731).

Other Holdings

	9/30 2003 SEK/share	9/30 2003 SEK m.	12/31 2002 SEK/share	12/31 2002 SEK m.
Hi3G	2	1 621	2	1 421
Fund investments	1	933	1	929
Volvo	0	0	0	157
Other	1	535	1	429
Total, Other Holdings	**4**	**3 089**	**4**	**2 936**

Hi3G

In the third quarter, Hi3G's wholly owned subsidiary Hi3G Access Norway AS was awarded a UMTS license for the Norwegian mobile market. The price for the license was NOK 62 m.

In the third quarter, Hi3G continued its rollout of services under the global brand "3". In Sweden, the company sells services and mobile handsets through its own retail outlets in Stockholm, Gothenburg and Malmö, and through a number of resellers in several other cities. In September, the company reported that the number of subscribers has exceeded 10,000.

The company is launching its first offerings and services in Denmark in the fourth quarter.

Hi3G's peak financing need is still expected to amount to the previously announced estimate of approximately USD 2.3 bn. for Hi3G's businesses in Sweden, Denmark and Norway. Investor owns 40 percent of Hi3G. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis.

Investor currently estimates that its capital contribution to Hi3G, in the form of shareholder's contributions, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,648 m. that has been invested to date. In addition to the capital contribution, SEK 1,294 m. has been provided to Hi3G in the form of a loan, which is reported in the item "Other assets and liabilities". Investor has thus provided a total of SEK 2,942 m. to Hi3G, which is according to plan. Of this amount, SEK 200 m. was provided during the January-September period in the form of a shareholder's contribution and SEK 1,173 m. in the form of a loan.

In the first quarter Investor reached an agreement for a SEK 3 bn. bank facility for Investor's share of Hi3G's loan financing. At the end of the period, approximately one-third of the bank facility had been utilized.

For more information: www.tre.se

Volvo

In the second quarter, 1,155,240 A-shares in Volvo were sold for SEK 176 m. Investor's holding in Volvo is now sold in its entirety.

Other Operations

Other Operations

	9/30 2003		12/31 2002	
	SEK/ share	SEK m.	SEK/ share	SEK m.
The Grand Group	1	1 075	1	1 075
Land and real estate	1	350	1	350
Active portfolio management	0	1	0	26
Other	0	20	0	29
Total, Other Operations	**2**	**1 446**	**2**	**1 480**

The Grand Group

The result after net financial items for The Grand Group was SEK -20 m. in the first nine months of the year (-8). The economic downturn, which has resulted in a lower occupancy rate, and major expensed renovation work continued to have a negative impact on the group's financial performance.

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated income of SEK 54 m. in the first nine months of 2003 (355), of which SEK 18 m. in the third quarter (21).

Consolidated results

Income after financial items amounted to SEK 669 m. during the nine-month period (258).

Operating costs amounted to SEK 435 m. in the first nine months of the year, as against SEK 450 m. in the corresponding period of 2002, a three-percent reduction in expenses. The forecast that costs will be less than SEK 600 m. for 2003 remains firm.

Income for the period (after tax) was SEK 587 m. (146), corresponding to SEK 0.77 per share (0.19).

A more detailed description of operations is provided as a table in Appendix 1 on page 13.

Consolidated net debt

Consolidated net debt was SEK 19,753 m. at the end of the period, as against SEK 16,358 m. at year-end 2002. The dividend payment totaled SEK -2,608 m. in the nine-month period (-4,219). Investor's net debt thereby amounted to 21 percent of total assets, as against 21 percent at year-end 2002.

In view of the favorable market conditions, Investor issued a Euro Medium Term Note loan in the third quarter in the amount of EUR 600 m. for refinancing purposes. The loan has a maturity of seven years.

In the first quarter, Investor obtained long-term funding in the amount of SEK 4.4 bn. for refinancing purposes. Of this amount, SEK 2.6 bn. has a maturity of 30 years. Investor's syndicated bank loan of USD 1 bn. was renegotiated in the same amount and has a maturity of five years. The Swedish Medium Term Note program was also updated and increased. On September 30, 2003, the Group's loans amounted to SEK 31,943 m. (21,525 at year-end 2002).

Cash and short-term placements increased during the nine-month period to SEK 12,386 m. on September 30, 2003 (5,361 at year-end 2002). In the fourth quarter, SEK 2.4 bn. of outstanding loans will be due for payment.



Consolidated net debt
20
15
10
5
0
SEK bn.
25
20
15
10
5
Percent
1999
2000
2001
2002
9/30 2003
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2003 1/1-9/30	2002 1/1-9/30	2003 7/1-9/30	2002 7/1-9/30
Core Holdings				
Dividends	1 662	1 715	184	194
Realized results	-41	-	-	-
Operating costs	-108	-109	-36	-34
Net income - Core Holdings	**1 513**	**1 606**	**148**	**160**
New Investments				
Dividends	97	64	19	19
Realized results and write-downs	53	-745	165	-339
Operating costs	-218	-214	-68	-68
Net income - New Investments	**-68**	**-895**	**116**	**-388**
Other Holdings				
Dividends	45	149	-	1
Realized results and write-downs	-1	-323	-23	-533
Operating costs	-6	-6	-2	-2
Net income - Other Holdings	**38**	**-180**	**-25**	**-534**
Other Operations				
Net sales	446	475	166	187
Cost of goods and services sold	-448	-474	-150	-176
Net income, active portfolio management	54	355	18	21
Operating costs	-74	-86	-25	-23
Net income - Other Operations	**-22**	**270**	**9**	**9**
Groupwide operating costs	-29	-35	-10	-7
Operating income	**1 432**	**766**	**238**	**-760**
Net financial items	-763	-508	-255	-251
Income after financial items	**669**	**258**	**-17**	**-1 011**
Taxes	-77	-108	-5	-34
Minority interest	-5	-4	-2	-1
Net income for the period	**587**	**146**	**-24**	**-1 046**
Basic earnings per share, SEK	**0.77**	**0.19**	**-0.03**	**-1.36**
Diluted earnings per share, SEK	**0.77**	**0.19**	**-0.03**	**-1.36**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2003 9/30	2002 12/31
Assets		
Equipment and real estate, etc.	1 407	1 422
Shares and participations	66 178	66 312
Receivables	2 387	1 217
Cash and cash equivalents	12 386	5 361
Total assets	**82 358**	**74 312**
Shareholders' equity and liabilities		
Shareholders' equity	46 894	49 345
Provision for pensions	196	194
Loans	31 943	21 525
Other liabilities and provisions	3 325	3 248
Total shareholders' equity and liabilities	**82 358**	**74 312**

Net debt		
Cash and short-term investments	12 386	5 361
Loans	-31 943	-21 525
Provision for pensions	-196	-194
Total net debt	**-19 753**	**-16 358**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2003 9/30	2002 12/31
Opening balance	49 345	52 986
Dividend to shareholders	-2 608	-4 219
Effect of employee stock option programs (hedging, etc.)	53	-432
Exchange rate differences	-483	-600
Net income for the period	587	1 610
Closing balance	46 894	49 345

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2003 1/1-9/30	2002 1/1-9/30
Cash flow from operating activities		
Core Holdings		
Dividends received	1 477	1 518
New Investments		
Dividends received	93	64
Other Holdings		
Dividends received	45	149
Active portfolio management, Other Operations and operating costs		
Payments received	14 374	32 315
Payments made	-14 798	-31 711
Cash flow from operating activities before net interest income/expense and income taxes	**1 191**	**2 335**
Interest received/paid	-728	-492
Income taxes paid	-288	-259
Cash flow from operating activities	**175**	**1 584**
Cash flow from investing activities		
Core Holdings		
Purchases	-	-3 610
Sales	50	-
New Investments		
Purchases, etc.	-1 501	-3 585
Sales	1 757	1 601
Other Holdings		
Purchases, etc.	-330	-630
Increase in long-term receivables	-1 150	-
Sales	259	1 196
Investments in tangible fixed assets	-87	-32
Sold tangible fixed assets	69	71
Cash flow from investing activities	**-933**	**-4 989**
Cash flow from financing activities		
Long-term loans raised	13 281	8 366
Long-term loans amortized	-2 842	-870
Change in short-term financial liabilities, net	-21	-120
Dividends paid	-2 608	-4 219
Cash flow from financing activities	**7 810**	**3 157**
Cash flow for the period	**7 052**	**-248**
Cash and cash equivalents, opening balance	**5 361**	**3 371**
Effect of exchange rate changes	-27	-36
Cash and cash equivalents, closing balance	**12 386**	**3 087**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-9/30 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 662	97	45	13		1 817
Realized results	-41	221	-75	42 [1]		147
Write-downs, net		-168	74	-1		-95
Other revenues and expenses				-2 [2]		-2
Operating costs	-108	-218	-6	-74	-29	-435
Operating income	**1 513**	**-68**	**38**	**-22**	**-29**	**1 432**
Net financial items					-763	-763
Taxes and minority interest					-82	-82
Income for the period	**1 513**	**-68**	**38**	**-22**	**-874**	**587**
Change in surplus value	14 716	285	71	77		15 149
Other (currency, etc.)		-424			-6	-430
Dividends paid					-2 608	-2 608
Effect on net asset value	***16 229***	***-207***	***109***	***55***	***-3 488***	***12 698***

Net asset value by business area 9/30 2003

Book value	51 810	10 864	2 774	815	384	66 647
Accumulated surplus value	26 119	1 608	315	631		28 673
Net debt					-19 753	-19 753
Total net asset value	***77 929***	***12 472***	***3 089***	***1 446***	***-19 369***	***75 567***

Performance by business area 1/1-9/30 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 715	64	149	42		1 970
Realized results		133	-15	247 [1]		365
Write-downs, net		-878	-308	66		-1 120
Other revenues and expenses				1 [2]		1
Operating costs	-109	-214	-6	-86	-35	-450
Operating income	**1 606**	**-895**	**-180**	**270**	**-35**	**766**
Net financial items					-508	-508
Taxes and minority interest					-112	-112
Income for the period	**1 606**	**-895**	**-180**	**270**	**-655**	**146**
Change in surplus value	-56 291	-47	-175	89	58	-56 366
Other (currency, etc.)		-329			-602	-931
Dividends paid					-4 219	-4 219
Effect on net asset value	***-54 685***	***-1 271***	***-355***	***359***	***-5 418***	***-61 370***

Net asset value by business area 9/30 2002

Book value	51 227	11 701	3 491	1 023	-717	66 725
Accumulated surplus value	6 610	1 462	342	519		8 933
Net debt					-18 744	-18 744
Total net asset value	***57 837***	***13 163***	***3 833***	***1 542***	***-19 461***	***56 914***

[1] Realized results refer to active portfolio management activities, of which sales amounted to SEK 14,836 m. (30,664).

[2] Net sales amounted to SEK 446 m. (475) and refer primarily to The Grand Group.

Press Release

Stockholm, October 13, 2003

Nomination Committee for 2004 Annual General Meeting

In accordance with the decision made by Investor's Annual General Meeting on April 23, 2003, it is hereby announced that the following people, representing the four largest shareholders in Investor AB, will develop a proposal for the composition of the board, under the leadership of the Chairman, for presentation to the Annual General Meeting.

The representatives are:
Jacob Wallenberg, Knut and Alice Wallenberg Foundation
Peter Rudman, Nordea's mutual funds
Lars Isacsson, EB Foundation
Caroline af Ugglas, Skandia

The Annual General Meeting of Investor AB will be held Tuesday, March 23, 2004.

Shareholders who would like to suggest representatives for Investor AB's board can contact Investor's Chairman at the following e-mail address: chairman@investorab.com

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 70 624 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts private equity activities in North America, Europe and Asia.